

Cooley
GODWARD KRONISH LLP

Glen Y. Sato   VIA FEDEX
(650) 843-5502
gsato@cooley.com

March 31, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington DC 20549

Attn: Rose Zukin

RE: **Affymax, Inc.**
      Registration Statement on Form S-3
      Filed March 18, 2008
      File No. 333-149772

Dear Ms. Zukin:

On behalf of Affymax, Inc. (the "***Company***"), we hereby respond to the comment received from the staff (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") by letter dated March 25, 2008 relating to the registration statement on Form S-3, File No. 333-149772, filed with the Commission on March 18, 2008. The numbering of the paragraph below corresponds to the numbering of the comment letter, which, for the Staff's convenience, has been incorporated into this response letter.

Form S-3

Where You Can Find Additional Information, page 27

  1. ***Comment:*** *We note that you filed a Form 10-K for the Fiscal Year Ended December 31, 2007 on March 13, 2008. This filing does not contain information in Part III that is required by Form 10-K. Please amend your filing to include Part III information, or file a Proxy Statement in order to incorporate this information into your filing by reference. Your filing must be complete before we take final action on the registration statement.*

  Response: The Company respectfully acknowledges the Staff's comment, and advises that it intends to file its proxy statement on or before April 29, 2008.

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Page Two

Sincerely,



Glen Y. Sato, Esq.

cc: Arlene M. Morris, Affymax, Inc.
Grace U. Shin, Affymax, Inc.

704253 v1/HN

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM